Exhibit 99.1

Primech AI Launches Global Robotics as a Service (RaaS) Initiative with Chinachem Group Partnership

Pioneering AI-Powered Cleaning Technology Deployment Marks Strategic Expansion into Hong Kong Market

SINGAPORE, March 04, 2025 (GLOBE NEWSWIRE) -- Primech AI Pte. Ltd. (“Primech AI”) or (the “Company”), a subsidiary of Primech Holdings Limited (Nasdaq: PMEC), is proud to announce the launch of its innovative Robotics as a Service (RaaS) business line, revolutionizing the cleaning solutions industry. This strategic initiative addresses critical industry challenges including labor shortages, hygiene standards, and operational costs through proprietary AI-driven technology.

As part of this global expansion strategy, Primech AI has signed a Memorandum of Understanding (MoU) with CCG Property Services, a subsidiary of Hong Kong’s leading property developer Chinachem Group, to deploy HYTRON, an AI-powered fully automated toilet cleaning robot, in selected facilities managed by CCG Property Services in Hong Kong.

Figure 1: Nina Tower 1 in Hong Kong, where Primech AI’s HYTRON will be deployed.

The deployment of HYTRON marks the initial phase of Primech AI’s bold initiative to roll out 300 cleaning robots across Singapore, Hong Kong, and Dubai. This expansion reinforces the company’s position as a technology leader in autonomous cleaning solutions for facility services and sanitation.

“This collaboration marks a significant milestone in our global expansion of our Robotics as a Service solution,” said Charles Ng, Chief Operating Officer of Primech AI. “While our cleaning services continue to serve the Singapore market, we are extending the Raas business model making it accessible internationally, beginning with this strategic partnership in Hong Kong’s premier property portfolio.”

Under the two-year MoU, Primech AI will supply and install HYTRON robots in designated facilities, including the iconic Nina Tower 1, with comprehensive maintenance, technical support, and staff training. CCG Property Services will integrate the robots into daily operations, showcasing HYTRON’s capabilities in elevating cleanliness standards and operational efficiency.

Primech AI envisions a long-term expansion of HYTRON into additional global markets, including Australia, Europe, and the United States, bringing cutting-edge cleaning solutions to more regions worldwide. Beyond this initial deployment, the company also plans to extend its Robotics-as-a-Service (RaaS) offering to these markets, further enhancing accessibility of its advanced cleaning technology on a global scale.

“Beyond advancing automation in the traditional cleaning industry, this deployment marks a significant milestone for Primech Holdings Limited. It demonstrates our ability to expand internationally and provide cutting-edge cleaning solutions across borders. By working with esteemed partners like Chinachem Group and CCG Property Services, we are proving that our technology is not only effective but also scalable on a global level. This is just the beginning of our vision to redefine commercial cleaning through AI and robotics.” said Kin Wai Ho, CEO of Primech Holdings Limited. This initiative underscores Primech Holdings’ commitment to transforming the cleaning industry through advanced technology while expanding its global footprint beyond its traditional Singapore base.

Primech AI’s self-developed HYTRON bathroom cleaning robot is integrated with advanced NVIDIA technology. The latest HYTRON model incorporated the NVIDIA Jetson Orin Nano Super, a state-of-the-art System-on-Module (SoM) designed for robust edge AI and robotics applications. The HYTRON robot also uses a suite of NVIDIA software, including CUDA, CuDNN, TensorRT, and NVIDIA Driver, to optimize its AI capabilities.  This combination of hardware and software allows HYTRON to deliver superior processing speed, efficiency, and reliability in its cleaning tasks.

About Chinachem Group

Founded in 1960, Chinachem Group is a private real estate company in Hong Kong, with a portfolio covering residential, commercial, retail and industrial buildings for sales and investment, in addition to operating hotels and property management services as well as elderly services.

Dedicated to making better places to live, work and raise future generations in Hong Kong and beyond, the Group seeks to deliver lasting commercial, social and environmental benefits.

Please visit www.chinachemgroup.com/en

About Primech Holdings Limited

Headquartered in Singapore, Primech Holdings Limited is a leading provider of comprehensive technology-driven facilities services, predominantly serving both public and private sectors throughout Singapore. Primech Holdings offers an extensive range of services tailored to meet the complex demands of its diverse clientele. Services include advanced general facility maintenance services, specialized cleaning solutions such as marble polishing and facade cleaning, meticulous stewarding services, and targeted cleaning services for offices and homes. Known for its commitment to sustainability and cutting-edge technology, Primech Holdings integrates eco-friendly practices and smart technology solutions to enhance operational efficiency and client satisfaction. This strategic approach positions Primech Holdings as a leader in the industry and a proactive contributor to advancing industry standards and practices in Singapore and beyond. For more information, visit www.primechholdings.com.

About Primech AI

Primech AI is a leading robotics company dedicated to pushing the boundaries of innovation in technology. With a team of passionate individuals and a commitment to collaboration, Primech AI is poised to revolutionize the robotics industry with groundbreaking solutions that make a meaningful impact on society. For more information, visit www.primech.ai.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth, and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure that such expectations will be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Company Contact:

Email: ir@primech.com.sg

Investor Relations Contact:

Matthew Abenante, IRC
President
Strategic Investor Relations, LLC
Tel: 347-947-2093
Email: matthew@strategic-ir.com

3